August 9, 2018

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sysorex, Inc. (f/k/a Inpixon USA) Amendment No. 1 to Registration Statement on Form 10 Filed July 19, 2018 File No. 000-55924

Ladies and Gentlemen:

On behalf of Sysorex, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter dated August 6, 2018 (the “Comment Letter”), regarding the above-referenced Amendment No.1 to Registration Statement on Form 10, filed on July 19, 2018 (the “Form 10”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type.

Registration Statement on Form 10-12(g)

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Revenue Recognition, page 36

1.       Your response to prior comment 2 indicates that the acceleration of deferred revenue of maintenance services resulted in an increase to product revenues and product costs. However, you also indicate that you primarily resell maintenance services on behalf of third parties.  Please tell us if your maintenance service revenues sold on behalf of third parties are recorded on a gross or net basis.  Since you are acting as an agent, it appears that revenue should be the net basis (i.e., commission recognized).  We refer you to ASC 606-10-55-36 through 55-40.

Response:

The Company has evaluated the guidance described in ASC 606-10-55-36 through 55-40 and concluded that it is the principal in connection with the sale of maintenance services provided on behalf of third parties and therefore records revenue related to such services on a gross basis.

In accordance with ASC 606-10-55-37 an entity is a principal if it controls the specific good or service before that good or service is transferred to a customer. It further states that an entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or may engage another party to satisfy some or all of the performance obligation on its behalf.

ASC 606-10-55-39 sets forth the following indicators of an entity that controls the specified good or services before it is transferred to the customer:

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a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications).

The Company has a customer base that it has historically worked closely with to perform the initial and ongoing design and configuration of the customer’s systems. The Company often performs a site survey and system review and analysis in order to be able to propose fully integrated solutions to customers for systems, licenses, maintenance and services that the Company feels would work best for their needs. Our added value is the technical expertise of our sales staff and knowledge of the individual customer’s system design and configuration. The Company’s performance obligation is to design the system solution and determine the nature, type characteristics and specification of the products and services to be offered or provided by performing system analysis, configuration, proposal quotations and project scopes of work which are then approved and ordered by the customer. With respect to maintenance services for certain products, the Company may select other third party vendors to provide maintenance services in connection with the proposed products offered as part of the overall proposed solution. Because the Company has control over which vendor provides the maintenance service, the Company is the principal in providing the maintenance service, which is just one part of providing the overall system solution for the customer. As stated in 606-10-25-2, a contract is an agreement between two or more parties that creates enforceable rights and obligations which may be written, oral or implied by an entity’s customary business practices and although a contract has to create enforceable rights and obligations, not all promises within a contract have to be legally enforceable to be performance obligations. A promise within a contract can be a performance obligation if it creates a reasonable expectation by the customer that the entity will transfer goods or services [ASC 606-10-25-16].

While a third party is responsible for actually performing the services for the customer, historically, in accordance with its policies and historical business practices, the Company has assumed responsibility for ensuring that the recommended services that are provided as part of the overall solution meets client expectations and therefore the Company assumes control of the services to be provided before performed for the benefit of the client. As a result, because the customer’s relationship with the service provider has been developed through the Company, the Company may serve as the first point of contact in the event of any concerns with respect to the adequacy of the services provided by the third party in accordance with the customer approved specifications, although the Company will ultimately rely on the third party to perform required services.

In addition, ASC 606-10-55-37A (c) indicates that when another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of the following:

A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

As described above, the Company is primarily responsible for understanding the customer’s environment and designing a customized solution of products and services provided by third parties to be integrated in the customer’s environment and that meets the client’s needs and approved specifications. Selecting a vendor to provide the maintenance service is just one part of providing the overall system solution for the customer. Therefore, the Company is combining the maintenance service with other products provided by third parties in designing a system solution that best meets the customer’s needs.

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b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after the transfer of control to the customer.

The Company has inventory risk as we negotiate the price with the customer, pay the supplier directly for the license/maintenance provided and bear the credit risk of collecting the payment from the customer. The Company is responsible to pay the supplier regardless of the collection of the sales price from the customer.

c.	The entity has discretion in establishing the price for the specified good or service.

The Company has discretion in establishing the selling price to the customer as well as in supplier selection and therefore utilizes multiple vendors to obtain the best cost and availability to meet the customer’s specific system requirements. Each customer transaction is unique as is the composition of the order, the sales price, and the profit and loss. Customer pricing is determined by the Company based on the entire solution provided to the customer.

In addition, to the comment noted above, in a telephone conference with the Staff held on August 8, 2018, the staff requested that the Company respond to the following additional comments:

2.       In your response, please address the costs associated with the maintenance revenues and where it shows up in the statements.

Prior to the adoption of ASC 606 on January 1, 2018, the cost of maintenance services was recorded as prepaid maintenance and an asset on the balance sheet which was amortized over the life of the contract. Following the adoption of ASC 606, on January 1, 2018, prepaid maintenance and deferred revenue were eliminated and a corresponding adjustment to the opening balance of retained earnings was recorded.  The Company has not sold maintenance services in 2018 and therefore other than the January 1, 2018 entry to retained earnings there are no costs associated with the sale of maintenance services booked in 2018.

3.    In your response, please provide proposed disclosure in your revenue recognition disclosure relates to maintenance services as to whether you recognize revenue on a gross or net basis.

In response to the Staff’s comment, the Company intends to amend the following disclosure on page 36 as follows

License and Maintenance Services Revenue Recognition

The Company provides a customized design and configuration solution for its customers and in this capacity resells hardware, software and other IT equipment license and maintenance services in exchange for fixed fees. The Company selects the vendors and sells the products and services, including maintenance services, that best fit the customer’s needs. For sales of maintenance services and warranties, the customer obtains control at the point in time that the services to be provided by a third party vendor are purchased by the customer and therefore the Company’s performance obligation to provide the overall systems solution is satisfied at that time. The Company’s customers generally pay within 30 to 60 days from the receipt of a customer approved invoice.

Typically, the Company sells maintenance contracts between the manufacturer and the customer for a separate fee with initial contractual periods ranging from one to five years with renewal for additional periods thereafter. The Company’s performance obligation is to work with customers to identify the computer maintenance and warranty services that best suit the customer’s needs and sell them those products and services however the maintenance is provided to the customer by the manufacturer. While a third party is responsible for actually performing the services for the customer, historically, in accordance with its policies and historical business practices, the Company has assumed responsibility for ensuring that the recommended services that are provided as part of the overall solution meets client expectations and therefore the Company assumes control of the services to be provided before they are performed for the benefit of the customer. In addition, the Company has full discretion in establishing the sale price to the customer which is determined based on the entire customized solution of products and services offered to the customer and bears the credit risk by paying the supplier for purchased services and collecting payment from the customer and therefore recognizes revenue from maintenance services on a gross basis, For these contracts the customer is invoiced one time and pays up front for the full term of the warranty and maintenance contract. Prior to the adoption of ASC 606 as of January 1, 2018, revenue from these contracts was recognized ratably over the contract period with the unearned revenue recorded as deferred revenue and amortized over the contract period. Adoption of Topic 606 has changed the recognition of our license and maintenance revenue as it was previously recognized over time however under the new policy it is recognized at a point in time and therefore the Company’s accumulated deferred revenue was accelerated as of January 1, 2018.

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If you have any questions regarding the responses set forth above, please contact Melanie Figueroa at 917-546-7707 or mxf@msk.com.

Sincerely,

/s/ Nadir Ali
Nadir Ali
Chief Executive Officer
Inpixon USA

cc: Melanie Figueroa, Mitchell Silberberg & Knupp LLP

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